Exhibit 12.1

TELEFLEX, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Six Months Ended		Year Ended December 31,
	June 26, 2011	June 27, 2010	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations before taxes before adjustment for income or loss from equity investees	$59,148	$91,458	$107,692	$163,565	$89,774	$23,533	$49,517
Amortization of capitalized interest	—	—	—	9	35	35	35
Distributed income of equity investees	—	—	—	—	310	134	255
Non-controlling interest loss (income)	(481)	(431)	(861)	(632)	(441)	(127)	486

	$58,667	$91,027	$106,831	$162,942	$89,678	$23,575	$50,293

Fixed charges:
Interest expense	$25,405	$36,729	$72,281	$83,952	$116,317	$67,930	$40,665
Amortization of debt expense	6,642	1,890	7,750	5,511	5,330	6,946	1,332
Interest factor in rents	4,816	5,239	10,477	11,624	12,134	13,393	12,950

Total fixed charges	36,863	43,858	90,508	101,087	133,781	88,269	54,947

Earnings and fixed charges	$95,530	$134,885	$197,339	$264,029	$223,459	$111,844	$105,240

Ratio of earnings to fixed charges	2.6	3.1	2.2	2.6	1.7	1.3	1.9